NO ACT

DC
PE 2-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041736

Received SEC
MAR 0 7 2008
Washington, DC 20549

March 7, 2008

Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2008

Re: ONEOK, Inc.
Incoming letter dated February 8, 2008

Dear Ms. Silberstein:

This is in response to your letter dated February 8, 2008 concerning the shareholder proposal submitted to ONEOK by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. On February 7, 2008, we issued our response expressing our informal view that ONEOK could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 1 7 2008
THOMSON
FINANCIAL

cc: Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

RECEIVED
2008 FEB 12 PM 3:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY EMAIL and EXPRESS MAIL

February 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ONEOK, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 7, 2008 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Fried, Frank, Harris, Shriver & Jacobson LLP on behalf of ONEOK, Inc. ("ONEOK" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") by virtue of Rules 14a-8(i)(7) and 14a-8(i)(11) pursuant to the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 7, 2008 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2008 Proxy Materials. In light of the intense public and governmental concerns about climate change caused by carbon dioxide and other emissions, the Proposal, which calls for a report on the Company's response regarding the reduction of such emissions, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that ONEOK seeks.

I. THE PROPOSAL

The Proposal, "Climate Change," consists of a whereas clause followed by a resolution. Among other things, the whereas clause notes the unequivocal evidence as to the extremely serious consequences of climate change, and the need for steps to address carbon dioxide and greenhouse gas emissions.

The Resolved clause then states:

> RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(7).

In its letter of January 7, 2008, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under two provisions of Sec Rule 14a-8: Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues); and Rule 14a-8(i)(11) (substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to either of these exclusions and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue and Focuses on Risks to the Public Health and Safety, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

As President Bush recently stated:

> Energy security and climate change are two of the important challenges of our time. The United States takes these challenges seriously, and we are effectively confronting climate change through regulations, public-private partnerships, incentives, and strong investment in new technologies. Our guiding principle is clear: we must lead the world to produce fewer greenhouse gas emissions, and we must do it in a way that does not undermine economic growth or prevent nations from delivering greater prosperity for their people.

(emphasis added.). "Statement by the President on Energy Security and Climate Change," White House News (November 28, 2007), at www.whitehouse.gov/news/releases/2007/11/20071128-7.html.

That clear Presidential statement is but the most recent such confirmation that emissions of carbon dioxide and other greenhouse gases, as the major cause of global climate change, are now a subject of great social concern. Similarly, in his January 23, 2007 State of the Union address, President Bush spoke of the need "to confront the serious challenge of global climate change." *See* www.whitehouse.gov/news/releases/2007/01/20070123-2.html. On February 2, 2007, as also reported on the White House website, "The United States joined 112 other nations in finalizing and approving a landmark climate change science report." www.whitehouse.gov/news/releases/2007/02/20070202.html. As summarized by the leader of the U.S. delegation at the meeting that approved the report, it includes "the finding that the Earth is warming and that human activities have very likely caused most of the warming of the last 50 years." *Id.* The report's Summary for Policymakers, at www.ipcc.ch/SPM2feb07.pdf, specifically notes that "Most of the observed increase in globally averaged temperatures since the mid-20th century is *very likely* due to the observed increase in anthropogenic greenhouse gas concentrations" and that "Continued greenhouse gas emissions at or above the current rates would cause further warming and induce many changes in the global climate system during the 21st century that would *very likely* be larger than those observed during the 20th century." *Id.* at pp. 10 and 13 (emphases in original.)

The Division has expressly stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A ("SLB 14A"),* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted.)

SLB 14A then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters 'but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'

More recently, *Staff Legal Bulletin 14C* (June 28, 2005) ("*SLB 14C*") made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In *SLB 14C*, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under rule 14a-8(i) (7). Accordingly, the Staff referred to the Xcel Energy Inc. (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In Xcel, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the Xcel proposal, since the Proposal does not request a report on economic risks or benefits. Rather, the Proposal is closely analogous to the Exxon Mobil Corp. (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may not exclude as relating to ordinary business. In Exxon, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ." The Staff sided with the shareholders because they were primarily concerned with company matters that may affect the public as a whole. The Proposal is likewise focused on such threats to the public and therefore, consistent with *SLB 14C*, it may not be excluded.

To the extent that the Company argues that the focus of the Proposal is an assessment of financial and competitive risks, *SLB 14C* does not require the exclusion of a proposal merely because it makes some references to the financial or reputational effect on the company. In Exxon, one whereas cause stated that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and another whereas cause expressed concern about the possible advantageous position of the company's major competitors. Further, in a situation quite similar to the one at hand, the proponents of a successful proposal argued:

> To make the claim that because there are many financial arguments to be made in favor of the resolution that it is focused on an internal risk assessment is disingenuous. The Proposal makes it clear that the overarching concern is for the health and wellbeing of the people and the environment around Bhopal, India. There are business reasons to agree with that concern, but they are not the focus and do not transform the Proposal into a request for an internal risk assessment.

Dow Chemical Company (March 2, 2006).

Most recently, shareholders requested a global warming report that included estimates of costs and benefits to GE of its climate policy. Shareholders also requested that the report discuss the specific scientific data and studies relied on to formulate GE's climate policy, the extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical. Given the fact that the primary focus of the proposal in its entirety was concern about the environment, the Staff upheld the shareholders' proposal even though part of the proposal related to an evaluation of risks and liabilities. General Electric Company (January 15, 2008). On two prior occasions, the Division refused the company's request for a no-action letter regarding both a virtually identical proposal, General

Electric Company (January 31, 2007), and a substantially similar proposal, General Electric Company (January 17, 2006).

B. Division Precedents Support Inclusion of the Proposal

Moreover, the Division has repeatedly refused to grant no-action relief under rule 14a-8(i)(7) concerning several shareholder proposals quite similar to the one at hand. Representative of this category of proposals is The Ryland Group (February 1, 2005), in which the proposal as a whole was focused primarily on "climate change" as a serious environmental issue, and contained a Resolved Clause virtually identical to the one in the Proposal:

> RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other green house gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

See also Reliant Resources (March 5, 2004); Unocal Corporation (February 23, 2004; Apache Corporation (February 6, 2004); Valero Energy Corporation (February 6, 2004), and Anadarko Petroleum Corporation (February 4, 2004).

Thus the Proposal, which on its face, in the words of *SLB 14C,* "focuses on the company minimizing or eliminating operations that may adversely affect . . . the public's health," cannot be excluded under Rule 14a-8(i)(7).

C. The No-Action Letters Cited By ONEOK To Support The Conclusion That The Proposal Is Excludible As Relating to the Company's "Ordinary Business" Are Inapposite.

Regarding shareholder proposals that reference an environmental or public health issue, in *SLB 14C*, the Staff indicated that it considers both the proposal and the supporting statement as a whole in determining whether the focus of the proposal is a significant social policy issue. According to *SLB 14C*, a company may exclude the shareholder proposal if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health...." *Id.* The Staff further stated, "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *Id.* Therefore, the determinative issue is the type of action the proposal requests.

The Funds are not seeking an internal risk evaluation, but rather a report on ONEOK's response to the issue of reducing carbon dioxide and other emissions, i.e., reducing a threat to the public. Consequently, the Proposal is fundamentally distinguishable from the proposals in all of the no-action letters the Company cited, each and every one of which focused instead on economic, financial, legal or regulatory risks to those companies, as follows:

In Ryland Group, Inc. (February 13, 2006), the whereas clause focused on financial and regulatory risks:

> We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage. (emphases added.)

In Centex Corporation (May 14, 2007), the Supporting Statement emphasized, as the proposal's main intent, an evaluation of financial risk:

> "We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy." (emphasis added.)

In Willamette Industries, Inc. (March 20, 2001), the requested report on the company's environmental problems had to include an estimate of worst case financial exposure due to environmental issues for the next ten years.

In Cinergy Corp. (February 5, 2003), the Resolved Clause clearly indicated that the requested report would focus on evaluation of economic risks:

> RESOLVED: ... (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability). (emphases added.)

In both Chubb Corporation (January 5, 2004) and American International Group, Inc. (February 11, 2004), the identical Resolved Clauses clearly indicated that the requested reports would focus on financial risks to the companies' business – insurance: "a comprehensive assessment of [the company's] strategies to address the impacts of climate change on its business."

In Pulte Homes, Inc. (March 1, 2007), the proposal's primary focus is evident throughout the whereas clause. For example:

> Industry associations are also promoting the benefits of green building....The marketing frenzy swirling around the word "green" resembles a new gold rush.
>
> Taking action to improve energy efficiency can result in financial and competitive advantages to the company.
>
> (emphases added.)

In Mead Corporation (January 31, 2001), the whereas clauses and the Resolved clause clearly convey that the focus of the Proposal is the report, "Pure Profit: the Financial

Implications of Environmental Performance" ("Pure Profit"), which analyzed 13 pulp and paper companies, including Mead Corporation. The Resolved Clause requests a report on the current status of the issues raised in "Pure Profit" as they affect the company. The whereas clauses indicate, *inter alia*, that the Pure Profit report measured financial exposure to environmental risk; the realization that environmental risks can affect the revenues, cash flows, or asset values of most companies in the pulp and paper industry; that the liabilities of the magnitude identified and discussed by the Pure Profit report could have major impacts on corporate earnings and dividends, and jeopardize a company's bond credit ratings. (emphases added.)

Likewise, in ACE Limited (March 19, 2007), regarding a global property and casualty insurance and reinsurance organization, the shareholders sought a report describing the company's strategy and actions relative to climate change. The proposal's primary focus on financial risk is evident from two of the whereas clauses:

> Whereas, investors believe that there is an intersection between climate change and corporate financial performance...Governments are starting to introduce policies to tackle the causes and combat the effects of greenhouse gas emissions and these policies will alter the economics of entire industries. They will affect company share prices, both positively and negatively;
>
> and
>
> ... information from insurance corporations on their climate change policy is essential to investors as they assess the strengths of corporate securities, in the context of climate change and the need for greenhouse gas (GHG) emissions reductions."[1]

(emphases added.)

In sharp contrast to the proposals at issue in the no-action letters the Company cited, the Proposal does not seek an evaluation of financial risk and therefore, it is not excludable as relating to "ordinary business."

C. The Company Has Not Shown that the Proposal is Duplicative of Another Proposal and Therefore May Not Be Excluded as Substantially Duplicative Under Rule 14a-8(i)(11).

The Company claims erroneously that the Proposal may be excluded from its 2008 proxy materials as substantially duplicative of the proposal from the California State Teachers' Retirement System ("the CALSTRS Proposal").

The Company, however, has failed to take the most basic steps necessary to meet its

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1 The Company cites ACE Limited twice in its January 7, 2008 letter: as an example of the Division granting no-action relief (a) because the shareholders sought to micro-manage the company, and (b) because the proposal sought an evaluation of risk. It appears that the latter, while still distinguishable, is the better analysis given the Division's letter:

> There appears to be some basis for your view that ACE Limited may exclude the proposal under rule 14a-8(i)(7), as relating to ACE Limited's ordinary business operations (i.e., evaluation of risk).

burden under 14a-8(i)(11). As noted in an oft-cited online practice guide, Romanek & Young's ShareholderProposals.com:

> **Always attach copies**. Companies should always attach copies of each proposal that they allege are substantially duplicative to their requests to the SEC staff. The staff can then determine for itself if the proposals are indeed substantially duplicative.

Id. at § 24.04 "Practice Pointers," Chapter 24, *Substantially Duplicative*, ONEOK failed to attach a copy of the CALSTERS Proposal to its January 7, 2008 letter. Nor, for that matter, did the Company even produce a detailed comparison of the two proposals or quote the CALSTRS Proposal. Thus, there is no basis to conclude that the CALSTRS Proposal and the Proposal are substantially identical proposals. By ignoring the most basic requirement, ONEOK has perforce failed to meet its burden and consequently, the Proposal cannot be excluded under rule 14a-8(i)(11).[2]

III. CONCLUSION

The Funds' Proposal properly requests that ONEOK report to shareholders about how the Company is responding to "Climate Change," a very serious environmental concern. The Proposal pertains to a matter of widespread public concern, does not seek a risk benefit analysis covering specific financial or economic impacts to the Company, and so clearly does not relate to "ordinary business." Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C,* the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7). The Company has also failed to meet its burden under 14a-8(i)(11).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,

Janice Silberstein

cc: Paul Reinstein, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue
Washington, DC 20004

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2 The Company cited Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005), and Baxter International (February 7, 2005), all of which are inapposite as all of those companies attached to their no-action requests both proposals claimed to be "substantially duplicative."

END